Exhibit 99.5

Earnings Call

“Infosys Earnings Call”

Q4 FY 2019

April 12, 2019

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Ravi Kumar

President, Deputy Chief Operating Officer

Mohit Joshi

President, Head - Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences, Head - Infosys Brazil and Infosys Mexico

ANALYSTS:

Edward Caso

Wells Fargo

Kawaljeet Saluja

Kotak Securities

Moshe Katri

Wedbush Securities

Bryan Bergin

Cowen

Ankur Rudra

CLSA

Diviya Nagarajan

UBS

Viju George

JP Morgan

Yogesh Aggarwal

HSBC

Rod Bourgeois

DeepDive Equity

Sandip Agarwal

Edelweiss

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Sir!

Sandeep Mahindroo

Hello everyone and welcome to Infosys’ earnings call to discuss Q4 and FY2019 earnings release. This is Sandeep from the Investor Relations team in Bengaluru. Joining us today on this conference call is CEO and MD, Salil Parekh; COO, Pravin Rao, CFO, Nilanjan Roy, and the other members of the senior management team.

We will start the call with some remarks on the performance of the company during the quarter by Salil followed by comments from Pravin and Nilanjan, subsequent to which we will open up the call for questions.

Please note that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Mr. Salil.

Salil Parekh

Good evening and good morning to everyone on the call. I am really delighted to be hosting this call with all of you today. We are extremely pleased with the progress we have made during fiscal 2019 and our results demonstrate that.

Our increased client relevance led to a strong full year growth of 9% (CC) and further acceleration in Q4 to 11.7% (CC). Our QoQ sequential growth in constant currency was 2.1%. Our clients see the value of our digital portfolio – driving full year growth in digital to 34% and Q4 to 41%. With those growth numbers we end the year with 34%, just over a third of our business revenue coming from digital. To give you an example, we are really delighted to see our Digital Banking platform gaining increased traction in the market with seven new global majors adopting this digital platform in fiscal 2019.

Across the board, we have seen our client select us for critical work in the areas of data and analytics, cloud, SaaS, user experience, security and IoT among several other areas of digital. Some examples of these are shared in the press statement earlier today.

Our large deal wins were also impressive at $ 1.6 bn for the quarter and $ 6.3 bn for the full year, which is twice the value of what we did in fiscal 2018. Our engagement with large clients continues to grow. The number of clients with $100 mn of revenue increased to 25 from 20 at this time last year.

Our planned investments in sales and in building business model resilience via localization in our key markets constitutes a strategic part of our transformation program and are yielding results. Our margin for the full year was 22.8% and for Q4 was at 21.5%. Going forward, we see the ability to drive operational efficiencies more and more into our business.

Overall, we now see our business as being more stable and better positioned to benefit from the shift to digital in the years to come and taking the first steps to build business model resilience.

With that, our guidance for fiscal 2020 is revenue growth of 7.5% to 9.5% in constant currencyand operating margins in the range between 21% and 23%.

Thank you and let me hand it over to Pravin.

Pravin Rao

Hello everyone. We finished fiscal 2019 on a strong note with good growth across verticals and geographies. Q4 sequential revenue growth in constant currency was a healthy 2.1% in a seasonally weak quarter. On a YoY basis, Q4 marks the second consecutive quarter of double-digit constant currency growth at 11.7%, helped by ramp up of deal wins in the recent quarters. Four of our segments; Retail, Energy Utility Resources & Services, Manufacturing and HiTech clocked double-digit growth in constant currency in FY2019.

Digital revenue crossed $ 1 bn in quarterly run rate and now constitutes one-third of our total portfolio at 33.8%.

In Q4, we won 13 large deals totaling about $1.6 bn. 3 deals each were in Financial Services, Manufacturing and Life Sciences, 2 in Hi Tech and 1 each in Retail and Others segment. Geography wise 7 were from the Americas, 5 from Europe and 1 from India. Total large deal wins in FY2019 was about $ 6.3 bn, more than double of FY2018. The share of new deals in overall large deal TCV was 3.4 times compared to FY2018 levels.

We are giving compensation increase to our employees per our normal timeline. 85% of our workforce will get compensation increase of approximately 6% offshore and 1.5% onsite effective April 1, 2019; with the increases for high performing employees being higher than average. Balance 15% of the workforce will get compensation increases in the subsequent quarters.

Gross addition of employees was about 14,200 in Q4 and over 70,000 for FY2019. We are in the final stretches of our localization effort with over 9,100 American workers hired till March 2019 vis-à-vis our target of 10,000. Our approach to US hiring is very differentiated. Our deep investments and inclusive approach by engaging with local colleges, partnering with universities and the administration in US, is making us a vital part of the local ecosystem. We have already announced our localization plans in Australia and are planning to expand that to Europe as well.

Attrition has picked up slightly by 0.5% to 18.3% at standalone level and to 20.4% at group level. We are continuing with our recent focus and initiatives towards bringing it down.

We are seeing signs of macro concerns in certain pockets of our business, including few clients in US Financial Services, Europe Manufacturing and Healthcare & Life Sciences vertical globally. Clients are monitoring the global situation closely and any negative development may lead to curtailed spends. However, this also opens up opportunities for us to help clients in accelerating their transformation agenda and further strengthening our relationship. Our deal pipeline remains strong across verticals with a good share of digital and large deals.

Let me give some colour on the business segments.

Financial Services vertical declined sequentially in a seasonally weak quarter due to some US clients seeing early year weakness driven by budget constraints. However, our deal wins in Europe enabled us to have growth in Q4. I should also mention that we have had very strong Q3 and Q4 exit rates. As we entered FY2019, in Q1 our YoY growth was less than 5% (CC), but as we exited in Q4 it is 8.5% (CC); which gives us good comfort on the prospects of Financial Services going forward.

Our scaling Agile Digital and Integrated Software / Platform / Services strategy is resonating extremely well. Customer acquisition, digital banking, cyber security and lending are expected to be key areas of strategic focus and spending in the current year. The recently announced Stater deal will help in strengthening our mortgage servicing capabilities through digital platforms and enhance our presence in Europe.

In Retail, we continue to see significant pickup in Digital, Cloud, Analytics, Modernization and M&A related business and IT integration. 2018 saw a significant number of new store openings aimed at providing different and immersive experience to customers. CPG industry is seeing higher consolidation as channels are becoming more price competitive and we see more demand for post-merger integration capabilities.

Growth in Communication segments was as expected due to ramp up in previous deal wins. Despite the structural issues affecting the sector, we expect steady performance in fiscal 2020. Most investments in the sector is around adoption and deployment of 5G leading to advancement in enterprise IoT. Ongoing M&A in the industry is leading to integration opportunities.

Energy, Utility, Resources and Services growth were supported mainly by Utilities segment. It is seeing strong demand with investments in grid, pipeline modernization initiatives and digitization of legacy stacks. Growth in Services sector was driven by ramp up of large deal wins.

Strong growth continued in Manufacturing segment despite some concerns amongst Automotive and Industrial Manufacturing clients due to macro issues, especially in Europe. Aerospace and Defense clients are enjoying good order book and are focusing on core areas such as engineering, system integration, MRO and the ERP backbone.

Hi Tech vertical had a strong performance with increased client spend from past deal wins. We are seeing pick up in areas like Automation, Analytics, BPM, Cloud, ERP implementation etc.

Performance of Life Sciences segment remained muted as clients are facing slowing growth and increased cost pressures.

Finally, on Digital, we see especially strong interest for our offerings in Cloud area, in data and analytics, in IoT and in the area of experience. Digital demand remains strong across regions and especially in client segments like telco, energy, utilities, retail, insurance and manufacturing. Clients are investing in modernization of the core, digital transformation, artificial intelligence, and automation to drive new sources of customer value and to future-proof their business against economic downturns as well as the competition. Our focused approach and investments in Agile Digital is helping us win more client mindshare which is evident in the superior growth profile of this portfolio.

With this I will hand over to Nilanjan.

Nilanjan Roy

Good evening and welcome to Q4 and full year FY2019 earnings call.

I feel privileged and honored to talk to you all in my new role as CFO of Infosys, which truly is an iconic company. At the same time, I am excited to be part of this journey on transforming the company by helping our clients ‘Navigate their Next’. I look forward to interacting with you all in the coming weeks and months.

Let me start by talking about our Q4 performance.

Our revenues in Q4 crossed $ 3 bn. Revenues grew sequentially by 2.1% in constant currency terms which is the highest constant currency growth in Q4 in last 9 years. On a year on year basis, Q4 revenues grew 11.7% constant currency which is our second consecutive quarter of double digit growth. This is also our highest year on year growth in constant currency in the last 11 quarters.

Operating margins in Q4 were 21.5% compared to 22.6% in Q3. During the quarter, operating margins were impacted by 70 bps on account of lower utilization, 40 bps due to impact of ramp up of recently won large deals, 30 bps due to continued strategic investments in sales and localization and 30 bps due to rupee appreciation. This was partly offset by lower bad debt provisioning of 40 bps and other one-offs in Q3 which helped margins by another 30 bps, resulting in overall 1.1 % decline in Q4 operating margins.

Our revenue productivity per employee was sequentially flat in constant currency terms and up by 0.7% on a year on year basis, despite pricing headwinds. This is due to our relentless efforts on automation and improving digital mix which comes at better price points.

Utilization excluding trainees was 82.3% compared to 83.8% in Q3 in anticipation of conversion of our robust deal pipeline.

Q4 witnessed a rupee appreciation of 1.7% on quarter average basis. However, our effective hedging program ensured that we had our 15th consecutive quarter of gains in non-operating income. We had a hedge book of $2.2 bn at the end of Q4. Yield on other income was 7.91% in Q4 as compared to 7.81% in Q3.

DSO for the quarter improved to 66 days, compared to 67 days in Q3 19 and similar level for Q4 18

Operating cash flows in Q4 was $583 mn and free cash flow was $467 mn. Capex for the quarter was $116 mn, an increase from prior quarters due to additional capacity being created largely in new SEZs and overseas hubs. Hence, we expect capex to remain at these elevated levels for FY 20 as well.

Effective Tax rate for the quarter was 22.7% vs 29.7% in Q3 19. Tax rate was lower on account of benefits received due to signing of an Advanced Pricing Agreement with an overseas jurisdiction and reversals of tax provisions as a result of completion of assessments in certain overseas jurisdictions. We expect the tax rate for FY 20 to be within 27%-28%.

With that let me summarize our performance for the full financial year 2019.

Our strong revenue performance through FY 19 led to 9% growth in constant currency terms, which was the upper end of our higher revised guidance of 8.5%-9% and well above the 6%-8% that we provided at the start of the year.

As we had mentioned at the start of FY 19, that operating margin for the year will be within 22%-24% due to targeted investments in sales and marketing, near shore localization, employee reskilling and agile digital. We believe these investments are necessary to build a robust and sustainable business model. The impact of these investments is visible in acceleration in our revenue trajectory and also our overseas local hiring. We now have opened 5 innovation and technology hubs in the US and 2 in Europe as we embark on our journey of intimacy with our clients. Consequently, operating margins for FY 19 was 22.8%, near the midpoint of the guided margin band of 22%-24%.

Operating cash flows for fiscal 2019 was $2,262 mn and Free cash flows were $1,913 mn.

FY 19 EPS stood at Rs. 35.44 and $ 0.51. EPS for FY 19 vs. FY 18 normalized for write-offs and APA has increased 12% in INR terms and 3% in dollar terms.

We are well on our way towards successful execution of our capital allocation program announced in April 2018. During Q1, we completed payment of special dividend of Rs. 5 per share for Rs 2,606 crore and in Q4 we completed special dividend payment of Rs. 4 per share for Rs 2,098 crore. We initiated the buyback from March 20th after receiving all requisite approvals. Out of total buyback of Rs. 8,260 crores, we have bought back shares worth Rs. 1,546 crores equivalent to approx. 20% of the size.

For fiscal 2019, the Board has announced a final dividend of Rs 10.50 per share. After including the interim dividend of Rs 7 per share, the aggregate dividend for FY 19 stands at Rs 17.50 per share, compared to Rs. 16.75 in fiscal 2018.

Coming to FY2020 guidance. Driven by robust revenue momentum and guidance upgrade in FY 19, our FY 20 revenue guidance stands at 7.5% to 9.5% in constant currency terms. The operating margin guidance for FY2020 stands at 21% to 23%.

While our margin band reflects the already made investments in various initiatives, we are also focused on deploying various cost optimization levers like onsite-offshore mix, utilization, onsite pyramid mix, automation and better digital pricing for our differentiated offerings.

To conclude, in line with our ‘Navigate your Next’ roadmap, FY 19 has been a year of stability, return to accelerated growth and making necessary investments for building a sustainable future proof organization, thereby creating value for our shareholders, augmented further through our capital allocation policy.

With that we can open up the floor for questions.

Moderator

Ladies and gentlemen we will now begin the question and answer session. The first question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I was hoping to drill down a little bit on your very strong award activity. Could you talk a little bit about how much is traditional work? How much is sort of digital-related work? And then could you also talk about the margin impact – both the margins over time and how much of a drag on the upfront these are? So trying to sort of understand the award impact and also understand the impact on your margin guidance.

Salil Parekh

If I understand well, you are asking about our new large deal wins. The way a lot of these have been constructed today, there is a significant large component of digital in most of the wins that we have. What I mean is our digital approach consists of doing work across the five dimensions that we have previously defined. There is also a huge aspect of IT landscape modernization that comes into many of these digital programmes and that is the basis across most of the large deal wins that we have reported. In terms of the margin profile of our current business, our digital portfolio is higher margin than the average margin of the company and we see that continuing into the large deal wins that we report for the digital component of our business.

Edward Caso

My other question is your attrition is up a little bit. Curious if some of that is related to your efforts in United States and elsewhere to localize. Maybe you can talk about the attrition in those localization areas?

Pravin Rao

As you said, attrition has marginally gone up from 17.8% to 18.3% on a standalone basis. A big part of the attrition is for people with three to five years’ experience and to this set of people the earlier value proposition was onsite opportunity, that was a big thing. But given all the mobility challenges due to restrictive visa regimes, the opportunities are fewer. So that is probably one of the reasons why they look forward to move to other opportunities, where either they are able to get higher compensation or different kind of jobs. So from our perspective to address this, we have looked at new employee value propositions, which really focuses on engaging with people better, enabling them, equipping with the new skills and providing them and giving them a very good experience. There are many initiatives on the ground to address this. We had some white spaces on the compensation which we are addressing for this the set of people as well. And for people who are equipped with digital skills we are rolling out an incentive scheme in this coming year and we are also looking at a much more aggressive redeployment in projects so that people also get an opportunity to work on new technologies. Some of these initiatives obviously will take time to bear fruit but we are confident that over a period of time, the attrition rate should come down to a manageable 13% to 15% level. So this remains a focus area for us and we will continue to invest in some of these initiatives and hope that over a period of time this will come down. Our localization efforts on the other hand is something that we had to do to bring resilience in the business and reduce the dependence on visa and this is something we have done fairly successfully in the last one year. To that extent our business is probably much more resilient and less susceptible to the visa regime than in the past. This is an effort we need to continue till we get to the 50% mark.

Moderator

Thank you. The next question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

My question is on profitability. Infosys margins have been declining now for the last 10 years, and every year there will be a different reason. How should one think about the current margin band of 21% to 23%? Is it just a FY2020 band or is it something more dependable in the medium-term? Second is that at the end of the day every business would have certain investment plans but there are ways and means of generating operational efficiencies or having some pricing power to fund those investments. Does Infosys have any of those levers or should one would expect the margin degradation to continue to the medium-term?

Salil Parekh

The question on what is our view with respect to this margin band and going forward I suspect beyond fiscal 2020. Our thinking is first our objective is to build a high margin business and that is really the drive we have. We have taken a step in fiscal 2019 to build something with Infosys which is really for the next several years. We made investments which are very specific on sales, we have called that out the start of the fiscal year 2019, on Digital, and on localization; and we make some adjustments on compensation which was a catch up in fiscal 2019. In terms of what we do with investments, our investments with sales are now complete. The way we have our positioning in Q4, that is how we will run the business in fiscal 2020, and any future investments there will be funded, as you rightly predicted, through operational efficiencies. There were some investments in localization which were of significant focus in fiscal 2019 – most of those are behind us and complete. However, there will be some small ones in that which we will drive through fiscal 2020.

Beyond that our objective now is, in addition to driving growth which we start to see with double-digit growth in Q4 and Q3 and a strong pipeline coming back into play for us in fiscal 2020, we will now start to focus on operational efficiencies and operational levers to drive what we want to be as an aspiration of our margins. So we do not have a view today of what we will be driving in fiscal 2021 or 2022. So this is the approach that we are putting in place to help us secure and drive an operational strengthening as we go through fiscal 2020.

Kawaljeet Saluja

The second question that I have is, if I look at your revenue guidance, what is the contribution included from the Stater acquisition and second is that there are fears of possible economic downturn. Did that have any role to play into the guidance, and if yes, can you just detail out whether we have built up any additional buffer into the guidance number relative to what you had done in the past?

Salil Parekh

The first part I could follow is which is I think what is the composition of our guidance with respect to acquisition. The second part I could not follow. So let me address the first part. The way we put our guidance today is it includes everything as we have announced. However, there is one that requires regulatory approval, which is not in place today as we speak. So we made an estimate of that and it is built into our guidance. If we have anything which changes on that and we do not anticipate it, we will come back to you. But our guidance is for our full revenue with everything that we announced so far.

Kawaljeet Saluja

The second part of the question is that there are fears of an economic slowdown. Did that have any role to play in the guidance, and if yes can you detail out that whether you have built in any additional buffer into the revenue guidance relative to what you have done in the past?

Salil Parekh

If there are any economic slowdowns, is that being factored in with the guidance if that is the question, we see overall a very robust environment from what we are doing. Our Q4 YoY growth was faster than our full year YoY growth. We see a good traction in the business. However, we do see, for example, our Manufacturing business in Europe, which sees some headwinds, we do see some concerns in Healthcare and in Life Sciences. There are then some specific elements which we do not call out as a macro event at all. All of that has been factored into the guidance. Of course, we do not see any macro slowdown that has been discussed broadly in the economic environment. If that starts to show up in the second half of the year, we will see how that plays out. Our guidance remains with what we see in the environment today.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Going back to the margin question, I guess the real concern that people have is that this is going to be another reset in margins down the road. Maybe you can address that concern. And then from a long-term perspective, what do you aspire in terms of the company's EBIT margins hypothetically once you're done with this investment cycle that you're saying – once you've scaled up your digital business and once you're done going through the onsite kind of expansion that you're going through? And then as a follow-up, there are some concerns that the guidance seemed to be a bit lighter. And internally, what do you think about getting to that double-digit top line growth down the road in terms of again aspiration et cetera?

Salil Parekh

We certainly have a view in terms of doing a high margin business and internally we have clear targets to driving through that. We have not shared them outside beyond the guidance for fiscal 2020. To be clear, as I was sharing earlier on the investments that we have started to talk about in fiscal 2019, some of those, for example, what we have done with sales, we closed that investment cycle. From Q4 we run the business going ahead, and anything more we look through, will not be calling out as an investment. There are some material ones that are being concluded for localization and there will be some smaller ones which will come through as a flow through in fiscal 2020 and now we start to look to much more at the operational levers. So we do not have a view today to share what do we look at in fiscal 2021 and how do we see the margins there but we are very clear that, majority of our investments are behind us and we now start to put real focus on operational levers. On the revenue side you had a question, our guidance was perceived as light. Our view is that we will drive the business with the changes we are making as rapidly as we can and to drive that growth as aggressively as we can. However, the guidance puts into picture everything that we see in our business and the growth outlook. As you saw in fiscal 2019 we started with 6-8% and as the year progressed we were fortunate enough to increase the guidance through the middle of the year.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

I was hoping if you could quantify the categories of margin changes on a YoY basis during the quarter?

Nilanjan Roy

For full fiscal year we had given a guidance of 22% to 24%. We ended fiscal 2018 with 24.3% and we ended fiscal 2019 with 22.8% so that was 150 basis points decline. So if I start one by one, the investment areas which Salil talked about, we were largely on three buckets. One was entire sales and GTM and we have already seen the impact of that in terms of our large deal wins through the year. The second investment was localization, which had three buckets under that, global talent, the hub structure and reskilling our employees. The third one of that was the sub-contractor cost which as the revenues ramped up and volumes filled up, we had to temporarily take subcons on. So the total investments in these three was 140 basis points, out of which 90 was on the sales and the localization front. We got about 70bps on a YoY basis on operational efficiencies, through automation, the onshore offshore mix, utilization, onsite pyramid and digital pricing. The currency benefit for the year was about 210bps which we passed on largely with salary increases to our employees, and for stemming attrition where we had targeted for certain high talents, and other corrections we made through the year. So, that was about 270bps. All in all these are the five real buckets with a decline of 150-basis points on a YoY basis.

Bryan Bergin

Also can you talk about the type of pricing fluctuations that you are experiencing in infrastructure related areas versus application development and product engineering work? Any notable differences in realization there?

Pravin Rao

Pricing on the infrastructure services continues to be very competitive. There is a lot of commoditization in that space and from our perspective we have been able to defend by primarily focusing on investing in automation and other efficiencies. So we have been able to counter that impact and if you notice from a realization perspective we have been flat YoY. So that is the reflection that we have been able to handle the pricing pressure through automation and other efficiencies.

Moderator

Thank you. The next question is from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

So your fourth quarter growth was about close to 12% in constant currency, your full year growth in FY2019 was about 9%. However, at the midpoint of your guidance, you are pointing to a slow down both on the full year 2019 number and the fourth quarter number, even though I feel it bakes in a higher inorganic component. So could you may be elaborate where the difference in your feeling that this is a better year versus your guidance comes from?

Salil Parekh

For us the way we have seen the year developing is, we see a lot of traction in the way the large deals have flowed, we see a lot of traction in the way many of our sectors have performed. We also see there are ongoing discussions with clients on the way the contracts are evolving. We also see that there are changes sometimes in the scope of some of the contracts and work and we also see, as I have shared earlier, some areas of concern, which was on Manufacturing in Europe and Healthcare and Life Sciences. Taking all that into account, we built a guidance which gives a range between 7.5% and 9.5% and that is how we see the business evolving today. Of course, we started the year in fiscal 2019 with a view of what we could see then and as the year evolved and as we had more clarity, we are more comfortable to do things with improving our guidance.

Ankur Rudra

Fair enough and the slow down we would see this in the first half of the year because the momentum is stronger than where you are pointing it to. Do you think this year from a trajectory might be different from what we saw last year?

Salil Parekh

What we see in the first half is we see a fairly clear way to grow in Q1, Q2. In terms of trajectory it is difficult to say. We had a very strong Q4 in fiscal 2019 which traditionally has not been the case with us over the past few years. It is difficult to say how that will look specifically in the Q4 of next year.

Pravin Rao

Just wanted to add that from a guidance perspective, we expect the normal seasonality which we typically see both in H1 and H2.

Ankur Rudra

Just had another question on the margins, your margins are down YoY over 300 basis points and I know you have been highlighting what the reasons were but it would help if you could articulate the definition of a high margin business or what your long terms aspirations are. Also on the same note if you feel that Infosys was previously structurally higher than what it is sustainable and hence the investments you need to make to stay relevant over the next decade, is higher than what you expected before you began these investments because it seems that the investments are taking a bit longer to wind out for the business to stabilize.

Salil Parekh

In terms of what we see structurally in terms of aspiration and what we mean by higher margins, we clearly have these definitions internally. We have not articulated them because we have not given any guidance beyond fiscal 2020 at this stage. In terms of investments in fiscal 2019, as we started to make many of those investments across the quarters, several of them came more back-ended in Q3 and Q4 and that trajectory play out from Q4 into fiscal 2020. The idea for us is to make sure that we are building eventually a high margin business and that is something that we are driving through a medium term, long term sustainable business model and that is really the objective with which we are working.

Ankur Rudra

Among the multiple levers you mentioned, localization I think was a cost center last year, would this be a potential operating margin lever in FY2020 or is it too early for that?

Ravi Kumar

In localization, as we mentioned, in the medium term, we actually see this as a cost lever as we get at the lower end of the pyramid. We are creating an onsite pyramid and the localization, which is hiring freshers at the lower levels and then we are staffing them onsite nearshore. I think that will help margins. We do see this as a lever going forward.

Ankur Rudra

So this could help the margins in FY2020?

Ravi Kumar

It is a bit early now. We will have to see it play out because now they are going through training programs, etc., so the utilization is still lower but as the year progresses later on, probably towards the end of the year or the year after we will see the benefits.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Could you run me through what really went through the banking and financial services vertical this quarter and what your outlook is for this sector for fiscal 2020 and ditto for the retail CPG segment as well please?

Mohit Joshi

On banking and financial services perspective, it was a mixed quarter. I think though the quarterly momentum was weaker, this is a seasonally weak quarter. We had a very robust Q3. In banking and capital markets specifically we have done well. We saw some weakness on the insurance side of the business. We saw growth in the US specifically and in our rest of the world portfolio. Finacle as we had mentioned last time, had an exceptionally strong Q3, like a double-digit growth and we had already pointed out that it is likely to see some slowdown there. Our insurance business had been extremely well for the past three quarters and there was a little bit of a slowdown in Q4. So overall as I look at it from a FY2020 perspective, we got to keep in mind that we are exiting Q4 much more strongly than we entered the year. So when we entered the year, we had a YoY growth of sub 5%, we are exiting at the growth rate of 8.5%. This is a very large global business and there are always pockets of strengths and weakness. We see strength on the retail banking side, in cards and payments business, in pockets of insurance but on the other hand, some of our regional banking clients where there have been some M&A activities or where there has been some leadership change we have seen a little bit of a slowdown. Our Finacle product business is doing extremely well and we expect that to continue through the next year. On the insurance side, on the back of some M&A, some leaderships changes, some large projects running down, we do see that it will be slower than it was in FY2019. But overall with the deal activity we have had, with the strength that we are seeing in large portions of the US portfolio, we are optimistic that the trends that we have seen this year of entering at sub 5% in the year and exiting at 8.5%, we see that trend of increasing strength continue.

Pravin Rao

In the retail segment, we continue to see a good pickup in the digital area. There is lot of investment in cloud, analytics, modernization and so on. In fact, in 2018 we saw a significant number of new store openings as retailers are now trying to provide different and immersive experience to the customers. While in Q4 we saw a degrowth but for the year in retail we had a double-digit growth. We have had a very strong first half and second half is where the things have tapered down. Retail by its very nature is a volatile business. So we remain optimistic about this business in the coming year.

Diviya Nagarajan

And Salil going back to your earlier commentary, you did talk about how this year versus the initial guidance we were able to raise the guidance and deliver it at the higher end of that raised guidance. What are the preconditions under which we can expect a similar performance in fiscal 2020?

Salil Parekh

At this stage, there are no preconditions in my mind. My comment was more about giving a guidance as we did last year based on where we see the business today. But as we see things changing in the business, as we did in fiscal 2019, we will make those sort of changes in the guidance as we go through the year.

Moderator

Thank you. The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

Thank you for the opportunity. I just had this question on margins. For Q4 margins you are probably telling us not to take that as the base going forward but in Q1 you certainly going to see a little bit of hit because of wage hikes. So can you just walk us through how do you expect the trajectory to improve to get to comfortably to your guidance band of 21% to 23% because I would assume that one should look at significant Y-o-Y improvement to get there in Q4 2020 versus Q4 2019. So could you help us with that direction please.

Nilanjan Roy

As we mentioned earlier, when we looked at our guidance for next year of 21% to 23%, we have also seen where are we exiting the year, which is at 21.5% and like you rightly said that Q1 is going to be slightly slower from the margin perspective because of the compensation hikes but that is well factored into our margin guidance for the year. And therefore as the year accelerates and we go through the year, we should see that improvement in margins within the guidance range. So I think Q1 is soft as we mentioned but we should see the robustness of our margin levers increasing. Also we will see some headwinds as we see today in terms of the rupee appreciation versus the dollars from Q4 to Q1 perspective. So, that is also something, which is staring at us. But all in all, like I said, we are quite confident within this.

Viju George

Your attrition is still quite high and certainly attrition management is a fairly reasonable expense and that explains one part of the margin dip if you will in FY2019. Your sales investment cycle is done but if your attrition does not come down in line with expectation then would you expect that there could be an extra expense management towards that.

Pravin Rao

Right now we have factored some level of attrition improvement in the guidance that we have given and in general, a part of it we can arrest through some expense management but larger things we believe is more about engaging, about giving them opportunities, about changing the narrative on some of the skilling initiatives and enabling them on their career progression and so on. So there are multiple levers to arrest attrition. The cost is only one element of it. The only direct impact of attrition not coming down could be on sub-con expenses. If attrition is high, sometimes you may have to rely on subcontractors to fulfill some of the immediate demand. That probably is the only area which will have some correlation to attrition but we have made some assumptions and we have factored in the kind of attrition we are seeing today. So we are comfortable and I do not think that should be a great impact from a margin perspective.

Moderator

Thank you. The next question is from the line of Yogesh Agarwal from HSBC. Please go ahead.

Yogesh Agarwal

Mohit talked about the BFS, the reason behind banking slowdown in the quarter but in general were you disappointed with the quality of growth in the quarter specifically because the US telecom broadly contributed almost the entire incremental revenues on a sequential basis. So do you think you were disappointed on the rest of the verticals or this is what you were expecting?

Salil Parekh

In general, I am always disappointed every quarter with the growth that we get because we should be getting more. But having said that the view we have is there are some specific situations in a couple of the segments. We had a good showing in the Telco segment, we have a good showing in what we call SURE (Utility Resources & Energy segment). We had some specific client situations which came in into Q4 and a couple of the other segments. But overall we are extremely happy because the 11.7% growth is double-digit for the second quarter and 2.1% sequentially while for Infosys Q4 traditionally has not been a strong quarter.

Moderator

Thank you. The next question is from the line of Rod Bourgeois from DeepDive Equity. Please go ahead.

Rod Bourgeois

I just want to talk about one specific margin factor, which is the impact of large deals ramping. I think you cited that as one of the margin challenges that you are dealing with. And if I just kind of go back to the past, in the past, you had many large deals ramp-up over time and those deals have either been neutral, and in some cases, even accretive to margins, at least as the levers have been talked about it from a historical perspective. So I guess what I want to ask here is, what has changed with contract structures and contract terms that make large deals ramping now a headwind for margins?

Nilanjan Roy

I think this is only a particular large deal which we won. It had a particular impact because it also came with re-badging of the existing employees and therefore we called it out specifically in this quarter but this is not normal in any of the large deals and actually we have never had this before. So, we just called it out in this particular case. I do not think this is a cause of concern as we go into large deals going forward.

Rod Bourgeois

Then clearly in the US the H1B visa policy is making the availability of those visas more constrained. Can you talk about how that is impacting your growth and/or your margin outlook? Then can you state your assumption about the rupee over the next year as you consider your guidance?

Salil Parekh

From the availability of talent, the overall demand environment is strong and therefore the talent availability is constrained especially in the STEM skills in the US and with some changes in regulations, even more so. Having said that, we have been able to fulfil demand through very aggressive recruitment. We had over 50,000 new hires join us in fiscal 2019. We also had, as you see in our numbers, an increase in sub-contractor costs. So we have ensure that some of these levers that were needed for underlying growth, were put in place. As we put more efficiency into our business, it will help us potentially gain back some margin points as we bring in efficiency in the business

Rod Bourgeois

The rupee assumption for this year?

Nilanjan Roy

We have kept the rupee pretty much where we are today. We do not make any forward projection on the rupee, so the guidance is based on where we are.

Moderator

Thank you. The next question is from the line of Sandip Agarwal from Edelweiss. Please go ahead.

Sandip Agarwal

Salil one question on the digital side; we saw a robust growth in this quarter and we are reaching a billion dollar mark in the Digital Services. So just wanted to know what kind of talent hunt is going on in this space because this is growing at a phenomenal pace and in spite of we reskilling our talent, there will be some mismatch between demand and supply. So is that impacting our cost to some extent right now and secondly are we seeing at least early signs of better pricing in digital? Also on the growth front which particular segments you would say that are growing much faster than the others where digital is concerned?

Salil Parekh

On the first part, I think the talent is clearly a huge constraint. We are also looking in addition to the points I made before on how we are getting digital talent internally through a massive reskilling programme that we called out at the start fiscal 2019 and that is also detailed in some of the comments that Nilanjan made about how that becomes another investment we had in fiscal 2019 and that is something that is proving really beneficial with the reskilling platform we have internally and the approach we have to that reskilling. There is also a refactoring program that is being driven from outside, for adjacent skills, which Ravi is driving in the US and also globally; where we pick skills which are not into traditional areas of tech but slightly adjacent and make those refactored into digital talent. So those are some of the mechanisms but there is a constraint in that talent. In terms of segments which are more digital-oriented today, we certainly see in Banking a huge push in digital, we see that in the Retail, we see more and more in even segments like Utilities, there is a huge shift into that in Manufacturing with more on our definition of IoT. So those are some of the segments where we see more of the digital work into our mix of portfolio.

Moderator

Thank you. Ladies and gentlemen that was the last question for today. I now hand the conference over to the management for their closing comments, over to you.

Sandeep Mahindroo

We would like to thank everyone for joining us today on this earnings call. We look forward to talking to you again and meeting you over the course of the quarter. Have a good weekend ahead.

Moderator

Thank you very much Sir. Ladies and gentlemen on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.